UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

UR MERGER SUB VII CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01
(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VII Corporation

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone: (203) 622-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of H&E Equipment Services, Inc., a Delaware corporation (the “Company”), at a price per Share of $92.00, net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 28, 2025 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with other related materials, collectively constitute the “Offer.”

This Amendment is filed solely to announce the termination of the Offer and to amend and supplement Items 1 through 12. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

On February 11, 2025, H&E notified URI that it had received an Acquisition Proposal from a third party.

On February 16, 2025, H&E communicated to URI that the H&E Board had determined the Acquisition Proposal to be a Superior Proposal under the terms of the Merger Agreement.

On February 17, 2025, URI delivered to the H&E Board a notice that it waived its rights under the Merger Agreement to match the Superior Proposal and a demand for the payment of the H&E Termination Fee upon termination of the Merger Agreement. On February 18, 2025, URI issued a press release announcing the same.

On February 19, 2025, the H&E Board terminated the Merger Agreement in in accordance with the terms thereof. As a result of that termination and in accordance with the terms of the Offer to Purchase, URI and Merger Sub have withdrawn the Offer. No Shares were purchased by URI or Merger Sub pursuant to the Offer. Any Shares previously tendered and not withdrawn will be promptly returned to the tendering stockholder.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(F)	Press Release issued by United Rentals, Inc., dated February 18, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by United Rentals, Inc. on February 18, 2025)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

UR MERGER SUB VII CORPORATION

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Secretary

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary

UNITED RENTALS, INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary